UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES INC.
(Registrant)

Date: November 09, 2017	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Contacts:

In Taiwan Dr. G.S. Shen ChipMOS TECHNOLOGIES INC. +886-3-5668877 g.s._shen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS THIRD QUARTER 2017 RESULTS

Q3’17 Highlights (as compared to Q2’17):

•	Net Revenue at US$146.1 Million Compared to US$149.7 Million

•	Gross Profit of US$25.1 Million Compared to US$30.0 Million

•	Gross Margin at 17.2% Compared to 20.1%

•	Net Earnings of US$0.13 Per Diluted ADS Compared to US$0.25 Per Diluted ADS; Net Earnings of US$0.01 Per Diluted Common Share Compared to US$0.01 Per Diluted Common Share

•	For the first nine months of 2017, total revenue was NT$13,532.6 million or US$446.2 million. Net earnings for the first nine months of 2017 were NT$66.39 or US$2.19 per diluted ADS, with NT$3.32 or US$0.11 per diluted common share in the same period.

•	Retained Balance of Cash and Cash Equivalents at US$285.8 Million, with Net Debt Balance of US$94.4 Million

Hsinchu, Taiwan - 11/09/2017 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported unaudited consolidated financial results for the third quarter ended September 30, 2017. All U.S. dollar figures cited in this press release are based on the exchange rate of NT$30.33 against US$1.00 as of September 29, 2017.

All the figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“Taiwan-IFRS”). In March 2017, the Company completed the sale and transfer of 54.98% equity interests of its former wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD. (“ChipMOS Shanghai”) to Tsinghua Unigroup led investors (“Strategic Investors”). Under Taiwan-IFRS, starting in Q1 2017 the revenue generated by ChipMOS Shanghai is no longer included in the Company’s consolidated revenue. The Company, however, recognizes 45.02% of the net income generated from ChipMOS Shanghai on an ongoing basis. Revenue from ChipMOS Shanghai has been excluded from all periods indicated.

Net revenue for the third quarter of 2017 was NT$4,431.1 million or US$146.1 million, a decrease of 2.4% from NT$4,541.2 million or US$149.7 million in the second quarter of 2017 and a decrease of 7.1% from NT$4,769.0 million or US$157.2 million for the same period in 2016.

Net earnings for the third quarter of 2017 was US$0.13 per diluted ADS, compared to US$0.25 per diluted ADS for the second quarter of 2017. Net income attributable to equity holders of the Company for the third quarter of 2017 was NT$162.0 million or US$5.3 million, and NT$0.19 or US$0.01 per basic common share and NT$0.19 or US$0.01 per diluted common share, as compared to net income attributable to equity holders of the Company for the second quarter of 2017 of NT$321.4 million or US$10.6 million, and NT$0.38 or US$0.01 per basic common share and NT$0.38 or US$0.01 per diluted common share, and compared to net income attributable to equity holders of the Company in the third quarter of 2016 of NT$255.1 million or US$8.4 million, and NT$0.30 or US$0.01 per basic common share and NT$0.29 or US$0.01 per diluted common share.

For the first nine months of 2017, total revenue was NT$13,532.6 million or US$446.2 million. Net earnings for the first nine months of 2017 were NT$66.39 or US$2.19 per diluted ADS, with NT$3.32 or US$0.11 per diluted common share in the same period.

S.J. Cheng, Chairman and President of ChipMOS, said, “The third quarter developed as expected and reflects the impact of a lower allocation from our largest DRAM customer, along with product mix changes in our Niche DRAM business. On the positive side, we continue to benefit from growth in DDIC demand, which is being led by further adoption of 4K2K/UHD TVs, and higher driver demand from smartphone customers. We expect this to be a multi-year demand catalyst due to the shift underway to 18 by 9 screen with narrow bezel or a full screen panel, along with higher demand for OLED, and TDDI. We expect to see a margin benefit as we capture our increased share of these opportunities due to the required longer test times. These models will use a more advanced driver solution with 12” fine pitch COF package, which we already have in volume production. As we move into 2018, we expect to also benefit from the increased adoption of optical sensors in the mobile market, where we are well positioned in the supply chain. We are also encouraged by strong demand for NOR Flash, in particular, wafer test services. As a result our NOR wafer test capacity remains fully utilized.”

Silvia Su, Senior Director of Finance and Accounting, commented, “Our gross margin was impacted by several items in the third quarter, including, the lower allocation from our largest DRAM customer, production disruption and loss from Taiwan’s massive August power outage. We reduced our short-term bank loans by about US$34.0 million. We also paid cash dividend of approximately US$28.2 million in the third quarter. We continue to execute on our core business, target sustainable higher margin growth opportunities, and prioritize capital expenditures in support of our long-term growth strategy.”

Selected Operation Data

	Q3’17		Q2’17
Revenue by segment
Testing		26.6%		27.7%
Assembly		27.3%		32.3%
LCD Driver		27.2%		25.0%
Bumping		18.9%		15.0%

CapEx	US$	36.9 million	US$	46.0 million
Testing		17.3%		18.3%
Assembly		12.0%		13.4%
LCD Driver		63.1%		51.1%
Bumping		7.6%		17.2%

Depreciation and amortization expenses	US$	24.5 million	US$	23.4 million

Utilization by segment
Testing		75%		82%
Assembly		63%		73%
LCD Driver		87%		87%
Bumping		77%		63%
Overall		76%		77%

	Period ended Sep. 30, 2017	Period ended Sep. 30, 2016
Condensed consolidated statements of cash flows	US$ million	US$ million
Net cash generated from (used in) operating activities	115.1	80.0
Net cash generated from (used in) investing activities	(74.5)	(107.4)
Net cash generated from (used in) financing activities	(3.9)	30.4
Net increase (decrease) in cash and cash equivalents	36.7	3.0
Effect of exchange rate changes on cash	(0.5)	(2.2)
Cash and cash equivalents at beginning of period	249.6	399.9
Cash and cash equivalents at end of period	285.8	400.7

Investor Conference Call / Webcast Details

ChipMOS will host two conference calls on Thursday, November 9, 2017 to discuss the Company’s financial results for the third quarter of 2017.

1.	Date: Thursday, November 9, 2017

Time: 4:00PM Taiwan (3:00AM New York)

Dial-In: +886-2-21928016

Password: 476667#

Replay Starting 2 Hours After Live Call Ends: www.chipmos.com.tw

Language: Mandarin

2.	Date: Thursday, November 9, 2017

Time: 8:00PM Taiwan (7:00AM New York)

Dial-In: +1-201-689-8562

Password: 13672147

Replay Starting 2 Hours After Live Call Ends: +1-412-317-6671, with ID 13672147

Webcast of Live Call and Replay: www.chipmos.com

Language: English

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) (http://www.chipmos.com) is an industry leading provider of outsourced semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS provide assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

This press release may contain certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

About Non-Generally Accepted Accounting Principles (“Non-GAAP”) Financial Measures

To supplement the consolidated financial results presented in accordance with the Taiwan-IFRS, ChipMOS uses non-GAAP free cash flow, non-GAAP earnings before interest, taxes, depreciation and amortization (“EBITDA”) and non-GAAP net debt to equity ratio in this press release. The non-GAAP free cash flow represents operating profit plus depreciation, amortization and interest income and less capital expenditures, predecessors’ interests, interest expenses, income tax expense and dividend. The non-GAAP EBITDA represents operating profit plus depreciation and amortization. The non-GAAP net debt to equity ratio represents the ratio of net debt, the sum of debt less cash and cash equivalent, divided by equity attributable to equity holders of the Company. These non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently.

The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with the Taiwan-IFRS.

ChipMOS considers the use of non-GAAP free cash flow, non-GAAP EBITDA and non-GAAP net debt to equity ratio provides useful information to management to manage the Company’s business and make financial and operational decisions and also to the investors to understand and evaluate the Company’s business and operating performance. For more information on these non-GAAP financial measures, please refer to the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this press release.

- FINANCIAL TABLES FOLLOW BELOW -

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months Ended Sep. 30, Jun. 30, 2017, and Sep. 30, 2016

Figures in Millions of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	Three months ended
	Sep. 30, 2017	Jun. 30, 2017	Sep. 30, 2016
	USD	USD	USD
Revenue(2)	146.1	149.7	157.2
Cost of revenue	(121.0)	(119.7)	(125.3)

Gross profit	25.1	30.0	31.9

Research and development expenses	(8.1)	(8.1)	(7.2)
Sales and marketing expenses	(0.5)	(0.4)	(0.6)
General and administrative expenses	(4.1)	(7.8)	(6.3)
Other operating income (expenses), net	0.9	1.1	0.6

Operating profit	13.3	14.8	18.4

Non-operating income (expenses), net	(3.8)	(1.9)	(8.3)

Profit (Loss) before tax	9.5	12.9	10.1
Income tax benefit (expense)	(2.0)	(2.3)	(2.6)

Profit from continuing operations	7.5	10.6	7.5
Income (Loss) from discontinued operations	(2.2)	—	(2.9)

Profit (Loss) for the year	5.3	10.6	4.6

Attributable to:
Equity holders of the Company
– Continuing operations	7.5	10.6	11.3
– Discontinued operations	(2.2)	—	(2.9)
Predecessors’ interests under common control	—	—	(3.8)

	5.3	10.6	4.6

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

For the Three Months Ended Sep. 30, Jun. 30, 2017, and Sep. 30, 2016

Figures in Millions of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	Three months ended
	Sep. 30, 2017	Jun. 30, 2017	Sep. 30, 2016
	USD	USD	USD
Profit (Loss) for the period	5.3	10.6	4.6
Other comprehensive income (loss)
Exchange differences on translation of foreign operations	1.1	1.1	(2.9)

Total other comprehensive income (loss)	1.1	1.1	(2.9)

Total comprehensive income (loss)	6.4	11.7	1.7

Attributable to:
Equity holders of the Company – Continuing operations	6.4	11.7	11.1
– Discontinued operations	—	—	(5.6)
Predecessors’ interests under common control	—	—	(3.8)

	6.4	11.7	1.7

Profit (Loss) attributable to the Company - basic	5.3	10.6	8.4

Earnings (Loss) per share attributable to the Company - basic	0.01	0.01	0.01

Earnings (Loss) per ADS equivalent – basic	0.13	0.25	0.20

Weighted average shares outstanding (in thousands) - basic	846,840	845,206	851,980

Profit (Loss) attributable to the Company - diluted	5.3	10.6	8.4

Earnings (Loss) per share attributable to the Company - diluted	0.01	0.01	0.01

Earnings (Loss) per ADS equivalent - diluted	0.13	0.25	0.20

Weighted average shares outstanding (in thousands) - diluted	853,644	852,649	858,968

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$30.33 against US$1.00 as of Sep. 29, 2017. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.
(2)	In March 2017, the Company completed the sale and transfer of 54.98% equity interests of its former wholly-owned subsidiary ChipMOS Shanghai to Strategic Investors. Under Taiwan-IFRS, starting in Q1 2017 the revenue generated by ChipMOS Shanghai is no longer included in the Company’s consolidated revenue. The Company, however, recognizes 45.02% of the net income generated from ChipMOS Shanghai on an ongoing basis.

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months Ended Sep. 30, Jun. 30, 2017, and Sep. 30, 2016

Figures in Millions of NT dollars (NTD)

Except for Per Share Amounts and Shares Outstanding

	Three months ended
	Sep. 30, 2017	Jun. 30, 2017	Sep. 30, 2016
	NTD	NTD	NTD
Revenue(1)	4,431.1	4,541.2	4,769.0
Cost of revenue	(3,670.3)	(3,630.8)	(3,802.6)

Gross profit	760.8	910.4	966.4

Research and development expenses	(246.9)	(244.6)	(217.2)
Sales and marketing expenses	(14.4)	(13.2)	(18.8)
General and administrative expenses	(125.0)	(235.7)	(189.3)
Other operating income (expenses), net	27.7	31.7	17.4

Operating profit	402.2	448.6	558.5

Non-operating income (expenses), net	(114.1)	(56.4)	(250.5)

Profit (Loss) before tax	288.1	392.2	308.0
Income tax benefit (expense)	(60.9)	(70.8)	(80.3)

Profit from continuing operations	227.2	321.4	227.7
Income (Loss) from discontinued operations	(65.2)	—	(88.1)

Profit (Loss) for the year	162.0	321.4	139.6

Attributable to:
Equity holders of the Company – Continuing operations	227.2	321.4	343.2
– Discontinued operations	(65.2)	—	(88.1)
Predecessors’ interests under common control	—	—	(115.5)

	162.0	321.4	139.6

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

For the Three Months Ended Sep. 30, Jun. 30, 2017, and Sep. 30, 2016

Figures in Millions of NT dollars (NTD)

Except for Per Share Amounts and Shares Outstanding

	Three months ended
	Sep. 30, 2017	Jun. 30, 2017	Sep. 30, 2016
	NTD	NTD	NTD
Profit (Loss) for the period	162.0	321.4	139.6
Other comprehensive income (loss)
Exchange differences on translation of foreign operations	32.8	33.1	(87.3)

Total other comprehensive income (loss)	32.8	33.1	(87.3)

Total comprehensive income (loss)	194.8	354.5	52.3

Attributable to:
Equity holders of the Company – Continuing operations	194.8	354.5	336.3
– Discontinued operations	—	—	(168.5)
Predecessors’ interests under common control	—	—	(115.5)

	194.8	354.5	52.3

Profit (Loss) attributable to the Company - basic	162.0	321.4	255.1

Earnings (Loss) per share attributable to the Company - basic	0.19	0.38	0.30

Earnings (Loss) per ADS equivalent – basic	3.83	7.61	5.99

Weighted average shares outstanding (in thousands) - basic	846,840	845,206	851,980

Profit (Loss) attributable to the Company - diluted	162.0	321.4	255.1

Earnings (Loss) per share attributable to the Company - diluted	0.19	0.38	0.29

Earnings (Loss) per ADS equivalent - diluted	3.80	7.54	5.94

Weighted average shares outstanding (in thousands) - diluted	853,644	852,649	858,968

Note:

(1)	In March 2017, the Company completed the sale and transfer of 54.98% equity interests of its former wholly-owned subsidiary ChipMOS Shanghai to Strategic Investors. Under Taiwan-IFRS, starting in Q1 2017 the revenue generated by ChipMOS Shanghai is no longer included in the Company’s consolidated revenue. The Company, however, recognizes 45.02% of the net income generated from ChipMOS Shanghai on an ongoing basis.

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of Sep. 30, Jun. 30, 2017, and Sep. 30, 2016

Figures in Millions of U.S. dollars (USD) (1)

	Sep. 30, 2017	Jun. 30, 2017	Sep. 30, 2016
	USD	USD	USD
ASSETS
Current assets
Cash and cash equivalents	285.8	365.3	400.7
Accounts and notes receivable, net	133.2	116.6	138.2
Inventories	63.0	63.7	73.5
Other current financial assets	2.3	2.3	2.2
Other current assets	12.0	9.7	15.6

Total current assets	496.3	557.6	630.2

Non-current assets
Non-current financial assets carried at cost	0.7	0.7	0.3
Investments accounted for using equity method	114.1	115.6	11.9
Property, plant & equipment	494.3	482.0	495.6
Other non-current assets	9.4	9.2	11.5

Total non-current assets	618.5	607.5	519.3

Total assets	1,114.8	1,165.1	1,149.5

LIABILITIES AND EQUITY
LIABILITIES
Current liabilities
Short-term bank loans	25.8	59.8	43.4
Accounts payable and payables to contractors and equipment suppliers	50.0	49.3	53.8
Long-term bank loans, current portion	70.6	70.6	—
Long-term lease obligations payable, current portion	0.4	0.4	—
Other current liabilities	61.8	86.5	99.4

Total current liabilities	208.6	266.6	196.6

Non-current liabilities
Long-term bank loans	282.7	282.6	272.7
Long-term lease obligations payable	0.7	0.8	—
Other non-current liabilities	23.8	23.5	19.6

Total non-current liabilities	307.2	306.9	292.3

Total liabilities	515.8	573.5	488.9

EQUITY
Capital stock – common stock	292.2	292.4	295.7
Capital surplus	207.5	207.5	125.1
Retained earnings	133.0	127.6	194.5
Other equity interest	(0.5)	(2.7)	(11.5)
Treasury stock	(33.2)	(33.2)	(33.2)

Equity attributable to equity holders of the Company	599.0	591.6	570.6
Predecessors’ interests under common control	—	—	90.0

Total equity	599.0	591.6	660.6

Total liabilities and equity	1,114.8	1,165.1	1,149.5

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$30.33 against US$1.00 as of Sep. 29, 2017. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of Sep. 30, Jun. 30, 2017, and Sep. 30, 2016

Figures in Millions of NT dollars (NTD)

	Sep. 30, 2017	Jun. 30, 2017	Sep. 30, 2016
	NTD	NTD	NTD
ASSETS
Current assets
Cash and cash equivalents	8,666.9	11,078.3	12,152.9
Accounts and notes receivable, net	4,038.7	3,536.1	4,191.7
Inventories	1,911.2	1,931.5	2,229.7
Other current financial assets	70.7	70.7	66.6
Other current assets	364.2	293.7	471.3

Total current assets	15,051.7	16,910.3	19,112.2

Non-current assets
Non-current financial assets carried at cost	20.9	20.9	10.0
Investments accounted for using equity method	3,461.8	3,506.0	362.2
Property, plant & equipment	14,992.3	14,619.8	15,030.0
Other non-current assets	284.1	280.4	349.5

Total non-current assets	18,759.1	18,427.1	15,751.7

Total assets	33,810.8	35,337.4	34,863.9

LIABILITIES AND EQUITY
LIABILITIES
Current liabilities
Short-term bank loans	783.8	1,814.7	1,315.0
Accounts payable and payables to contractors and equipment suppliers	1,515.8	1,494.5	1,632.5
Long-term bank loans, current portion	2,142.6	2,142.0	1.0
Long-term lease obligations payable, current portion	11.6	11.4	—
Other current liabilities	1,873.4	2,624.8	3,016.0

Total current liabilities	6,327.2	8,087.4	5,964.5

Non-current liabilities
Long-term bank loans	8,574.5	8,571.1	8,270.5
Long-term lease obligations payable	21.1	24.1	—
Other non-current liabilities	720.5	712.7	593.7

Total non-current liabilities	9,316.1	9,307.9	8,864.2

Total liabilities	15,643.3	17,395.3	14,828.7

EQUITY
Capital stock – common stock	8,864.1	8,866.8	8,968.0
Capital surplus	6,292.6	6,293.8	3,793.7
Retained earnings	4,032.4	3,870.0	5,899.1
Other equity interest	(14.0)	(80.9)	(348.8)
Treasury stock	(1,007.6)	(1,007.6)	(1,007.6)

Equity attributable to equity holders of the Company	18,167.5	17,942.1	17,304.4
Predecessors’ interests under common control	—	—	2,730.8

Total equity	18,167.5	17,942.1	20,035.2

Total liabilities and equity	33,810.8	35,337.4	34,863.9

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(Figures in Millions of U.S. dollars (USD))

The table below sets forth a reconciliation of our operating profit to non-GAAP free cash flow for the periods indicated:

	Three months ended
	Sep. 30, 2017	Jun. 30, 2017	Sep. 30, 2016
	USD	USD	USD
Operating profit	13.3	14.8	18.4
Add: Depreciation	24.5	23.4	26.6
Amortization	—	—	—
Interest income	0.4	0.5	0.2
Less: Capital expenditures	(36.9)	(46.0)	(32.3)
Predecessors’ interests under common control	—	—	3.8
Interest expense	(1.6)	(1.6)	(1.3)
Income tax expense	(2.0)	(2.3)	(2.6)
Dividend	(28.2)	—	—

Non-GAAP free cash flow	(30.5)	(11.2)	12.8

The table below sets forth a reconciliation of our operating profit to non-GAAP EBITDA for the periods indicated:

	Three months ended
	Sep. 30, 2017	Jun. 30, 2017	Sep. 30, 2016
	USD	USD	USD
Operating profit	13.3	14.8	18.4
Add: Depreciation	24.5	23.4	26.6
Amortization	—	—	—

Non-GAAP EBITDA	37.8	38.2	45.0

The table below sets forth a calculation of our non-GAAP net debt to equity ratio for the periods indicated:

	Sep. 30, 2017	Jun. 30, 2017	Sep. 30, 2016
	USD	USD	USD
Short-term bank loans	25.8	59.8	43.4
Long-term bank loans (including current portion)	353.3	353.2	272.7
Long-term lease obligations payable (including current portion)	1.1	1.2	—
Less: Cash and cash equivalents	(285.8)	(365.3)	(400.7)

Net debt	94.4	48.9	(84.6)

Equity attributable to equity holders of the Company	599.0	591.6	570.6

Net debt to equity ratio	15.8%	8.3%	-14.8%